UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2026

Edward Schlesinger
Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

Re: Corning Incorporated
Response Dated July 25, 2025
File No. 001-03247

Dear Edward Schlesinger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing